SNIPP INTERACTIVE INC.

NEW PARTNERSHIP BETWEEN SNIPP AND LYFT LAUNCHES FIRST

CAMPAIGN WITH TITO’S HANDMADE VODKA TO PROMOTE

RESPONSIBILITY

October 19, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQX: SNIPF; TSX: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce that it is now working with Lyft, the fastest-growing on-demand transportation network in the U.S. This first program will use Lyft as a reward in conjunction with Tito’s Handmade Vodka for their “This Ride’s On Us” campaign.

As of October 1st, customers in New York and Florida are eligible to receive a $5 Lyft ride credit with the purchase of any bottle of Tito’s Handmade Vodka (size 750mL or larger). The campaign will run through December 31st, 2016. Customers taking part in this campaign will be able to submit their receipt for a code giving them a Lyft credit usable until January 1st, 2017 to ensure everyone enters the New Year on a safe and happy note.

“We are extremely pleased to announce this partnership with Lyft and our first program with Tito’s Handmade Vodka,” said David Hargreaves, Chief Client Officer at Snipp. “Our SnippRewards solution creates targeted and impactful solutions for our clients to incentivize and reward their customers. Ridesharing is becoming increasingly popular and is a unique incentive with a high-perceived value among consumers. This represents a great addition to our innovative rewards options.”

“Our focus is on providing brands with rewards that are contextually relevant and desired by target customer groups, thereby driving the highest possible engagement and redemption.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

About Tito’s Handmade Vodka:

Tito’s Handmade Vodka is America’s Original Craft Vodka. In 1997, Bert “Tito” Beveridge, now a 50-something geophysicist, obtained the first legal permit to distill in Texas and created Tito’s Handmade Vodka. Tito distills his corn-based vodka using old-fashioned copper pot stills and the vodka is naturally Gluten-Free. Tito’s Handmade Vodka has won the prestigious Double Gold Unanimous Judge’s Choice at the San Francisco World Spirits Competition, besting 72 of the world’s premier vodka brands. Tito’s continues to receive critical acclaim for its impeccably pure taste, affordability and brand growth. Tito’s Handmade Vodka is distilled and bottled by Fifth Generation Inc. in Austin, Texas, and is available in Liter, 1.75L, 750ml, 375ml, 200ml and 50ml sizes. For more information, visit www.titosvodka.com

About Lyft:

Lyft was founded in June 2012 by Logan Green and John Zimmer to reconnect people and communities through better transportation. Lyft is the fastest growing rideshare company in the U.S and is available in more than 200 cities. Lyft is preferred by drivers and passengers for its safe and friendly experience, and its commitment to affecting positive change for the future of our cities.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.